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                     [LETTERHEAD OF ARROWHEAD MILLS, INC.]

                                 June   , 1998

Dear Shareholder:

    On April 24, 1998, Arrowhead Mills, Inc. ("AMI") entered into an Agreement and Plan of Merger (the "Merger Agreement") with The Hain Food Group, Inc. ("Hain"). Under the terms of the Merger Agreement. AMI will merge into a subsidiary of Hain (the "Merger"), and each issued and outstanding share of AMI common stock ("AMI Common Stock") will be converted into cash, or a combination of cash and Hain common stock ("Hain Common Stock").

    The Merger and Merger Agreement are described in more detail in the enclosed Prospectus/ Information Statement. Also enclosed are copies of Hain's recent annual and quarterly reports filed with the Securities and Exchange Commission in order to provide you with additional information about Hain and its operations and financial condition.

    The Merger Agreement requires Hain to pay approximately $45,000,000, plus certain costs related to the transaction and the assumption of roughly $20,000,000 of AMI debt, in return for all of the issued and outstanding AMI shares. AMI shareholders are likely to receive between $72.25 and $73.50 in cash, or in a combination of cash and Hain stock, for each share of AMI stock that they own.

    Simultaneously with the consummation of the Merger, Garden of Eatin', Inc. ("GOE") will also merge into a subsidiary of Hain (the "GOE Merger"), and the shareholders of GOE will receive cash and Hain Common Stock with an aggregate value of $14 million, subject to adjustment for transaction costs. The merger is conditioned upon the consummation of the GOE Merger, and vice versa. TSG2L.P., the holder of approximately 51% of AMI's shares, will own 75% GOE's outstanding shares at closing.

    AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED CONSUMMATION OF THE MERGER. In approving the Merger and Merger Agreement, and in recommending that the shareholders approve the Merger, your Board of Directors considered, among other things, the favorable opinion of its financial advisor. Wasserstein Perella & Co., Inc. regarding the transaction. A copy of the Wasserstein Perella opinion is attached to the enclosed Prospectus/Information Statement.

    AMI Shareholders who hold the required number of shares have agreed to approve and adopt the Merger and the Merger Agreement pursuant to written consents to be delivered to AMI. As a result, under Texas law, no special meeting of the AMI shareholders will be held in connection with the Merger. Therefore, we are not asking you to send a proxy. However, enclosed please find a consent to the Merger and the Merger Agreement which you may return in the enclosed envelope to show your support for the transaction.

    On or about the time of the Merger is expected to be consummated, a letter of transmittal and instructions for its use will be sent to all holders of AMI stock to enable you to surrender your stock in exchange for cash or a combination of cash and Hain stock, as described above. ACCORDINGLY, YOU ARE REQUESTED NOT TO SURRENDER YOUR CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS ON HOW TO SURRENDER YOUR SHARES IN CONNECTION WITH THE CONSUMMATION OF THE MERGER.

    If you have any questions or need any further assistance, please call.

                                          Sincerely,

                                          Charles A. Lynch
                                          Chairman of the Board and Chief
                                          Executive Officer